PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70797

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 AND ENDING 06/30/2024
 _____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FREC SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

171 2ND STREET, 3RD FLOOR
(No. and Street)

SAN FRANCISCO   CA   94105
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dimitri Rodrigo   617-992-5031   Dimitri@frec.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130   MAITLAND   FL   32751
(Address)   (City)   (State)   (Zip Code)

JULY 28, 2004   1839
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ashley Rodabaugh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FREC SECURITIES LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas County of Bexar

Sworn to and subscribed before me on 09/27/2024 by Ashley Elizabeth Rodabaugh.

Signature: Ashley Rodabaugh



Title: President & CCO

Ashley N. Bywater

Notary Public, State of Texas

NOTARY PUBLIC STATE OF TEXAS
Ashley N Bywater
ID NUMBER 13432614-8
COMMISSION EXPIRES April 19, 2027

Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FREC SECURITIES, LLC

Statements of Financial Condition

As of June 30, 2024

FREC SECURITES, LLC

Annual Financial Statements Index

As of June 30, 2024

Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Frec Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Frec Securities, LLC as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Frec Securities, LLC as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Frec Securities, LLC's management. Our responsibility is to express an opinion on Frec Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frec Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Frec Securities, LLC's auditor since 2023.

Maitland, Florida

September 27, 2024

Frec Securities, LLC

Statement of Financial Condition

As of June 30, 2024

Assets

Current Assets:		
Cash & Cash Equivalents	$	111,053
Accounts Receivable		16,493
Clearing Deposit		501,692
Other Current Asset		30,485
Total Current Assets	**$**	**659,724**

Liabilities & Member's Equity

Current Liabilities:		
Accounts Payable	$	25,869
Accrued Expenses		30,055
Intercompany Payable		247,732
Total Current Liabilities	**$**	**303,656**
Member's Equity		
Capital Contributions	$	2,258,961
Retained Earnings		(1,902,894)
Total Member's Equity	**$**	**356,067**
Total Liabilities & Member's Equity	**$**	**659,724**

The accompanying notes are an integral part of these financial statements.

Frec Securities, LLC

Notes to Financial Statements

As of June 30, 2024

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

Frec Securities LLC (the "Firm") is a Delaware Limited Liability Company registered as an introducing broker- dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Firm is a wholly owned subsidiary of Frec Markets Inc. (the "Parent") and is affiliated with Frec Advisors LLC (the "Affiliate"), another subsidiary of the Parent.

The Firm was approved as a member of FINRA and commenced operations on May 5th, 2022. The Firm maintains an online platform allowing customers to purchase and sell most publicly traded stocks and ETFs available on the major US stock exchanges commission free, and certain money market funds within margin accounts. The Firm also offers its customers access to margin loans collateralized by their securities. The Affiliate receives full or limited discretionary authority from customers to trade within opened brokerage accounts with the Firm to provide managed direct indexing investment and treasury management services to its clients.

Customer funds and securities are held by a third-party custodian and clearing firm, Apex Clearing Corporation ("Apex"). Apex is responsible for servicing customer accounts by executing, clearing, and settling trades; preparing and distributing account statements and trade confirmations; and extending credit to margin accounts.

Government and Other Regulation

The Firm's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Firm is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Firm is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Firm maintain a minimum net capital, as defined.

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2024, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Firm considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the Financial Statements, to be cash equivalent. The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation up to $250,000. The Firm also maintains two brokerage accounts with clearing broker Apex Clearing Corporation.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member, Frec Markets Inc., is liable for income taxes based on the Firm's taxable income.

Revenue Recognition:

Interest income rebate is interest earned on cash held in customer accounts with the Clearing Broker. The Firm recognizes the income monthly, which is when the Firm believes its performance obligation has been contractually satisfied in all material respects.

Note 2 — Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The type of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended June 30, 2024, APEX was the only major counterparty that the Firm engaged in brokerage activities.

Note 3 — Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule("SECRule15c3-1"), under which the Firm is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 or 6.67%.

At June 30, 2024, the Firm had net capital of $356,068, which was $302,716 in excess of its required net capital. The Firm's ratio of aggregated indebtedness to net capital was 0.91 to 1 at June 30, 2024.

Note 4 — Related Party Transactions

The Firm has an expense agreement with its Parent, whereby the Firm makes use of a portion of the Parent's office, personnel, insurance coverage, and accounting and H&R services. The Firm incurred $289,239 in shared expenses which are recorded on the Statement of Operations of the firm along with a related payable to the Parent.

At June 30, 2024, the Firm has an outstanding payable of $236,151 to the Parent. The Parent has contributed $700,000 which is in capital contributions.

The Firm debits management fees and credits promotion bonuses to customer brokerage accounts on behalf of the Affiliate through its clearing broker.

At June 30, 2024, the Firm has an outstanding receivable of $7,200 and an outstanding payable of $11,582 to the Affiliate.

Note 5 - Commitments and Contingencies

The Firm does not have any commitments or contingencies as of June 30, 2024.

Note 6 - Concentration of Credit Risk

The Firm maintains its cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Firm carried balances that exceed this limit.

Note 7 - Going Concerns

The accompanying financial statements have been prepared assuming the Firm will continue as a going concern. Due to significant losses since inception, it may be necessary to obtain additional capital. Management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Firm need it to fund its operations.

Note 8 – Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Note 9 – Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of June 30, 2023 and 2024 of $464.55 and $16,493.04 respectively.